

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
Mark J. Rittenbaum
Executive Vice President and Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

> **Re:** **The Greenbrier Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for the Quarterly Period Ended November 30, 2010**
> **Filed January 7, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 24, 2010**
> **File No. 001-13146**

Dear Mr. Rittenbaum:

We have reviewed your response letter dated April 15, 2011 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Consolidated Statements of Operations, page 35

1.  On page 27, you indicate the increase in Leasing and Services margins in 2010, as a percentage of revenue, was primarily the result of increased gains on sale of assets from the lease fleet which has no associated cost of revenue.  In this regard, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Such amounts should be

presented as a separate line item below margin.  Also, please ensure that you clearly describe the revenue recognition policy for each of your segments.

2.      We note from your disclosure in Note 3, Special Items, that you recorded charges of $55.7 million associated with the impairment of goodwill.  This amount should be presented as a separate line item pursuant to ASC Topic 350-20-45-2.  Please revise.

Note 6- Assets Held for Sale, page 43

3.      We note your response to our prior comment 6.  In this regard, please consider whether or not it is appropriate to characterize new railcars manufactured by one of your facilities, which you intend to sell within six months, as Assets Held for Sale.  Also, please expand your disclosure in Note 2, Summary of Significant Accounting Policies, to explain the reason why these new railcars are not depreciated.  In addition, please disclose that, in the event a buyer cannot be located within six months after delivery, these railcars would be transferred to the lease fleet and depreciated.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Max A. Webb
Assistant Director